Exhibit 4.6

Description of Securities

The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended (“Certificate of Incorporation”) and our Bylaws (the “Bylaws”), which are exhibits to this Report on Form 10-K .

The Company is authorized to issue up to 1,000,000,000 shares of common stock, $0.001 par value. The holders of our Common Stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stockholders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of our Company, common stockholders are entitled to receive the net assets of our Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional common shares are issued, the relative interest of existing stockholders will likely be diluted.

Our Articles of Incorporation authorize the issuance by resolution of our Board of Directors of up to five million shares of “blank-check” preferred stock in one or more series, the terms of which may be determined at the time of issuance as the Board of Directors may determine, in its sole discretion, without further authorization by our stockholders. These terms could give the holders of the preferred stock the right to vote as a series on particular matters, preferences ass to dividends and upon liquidation, conversion rights, redemption rights and sinking fund provisions. The terms of any series of preferred may not be beneficial to common stock holders, since they may adversely affect the voting power and diminish other rights of holders of our common stock and perpetuate the board’s control over our company, and therefore could reduce the value of such common stock. Preferred stock may be issued quickly with terms calculated to discourage, make more difficult, delay or prevent a change in control of our company or make removal of management more difficult. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.